# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CervoMed Inc., CIK 0001053691
CUSIP: 15713L109
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 20 PARK PLAZA, SUITE 424, BOSTON, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 06/11/2026
Amends the filing with accession number 0001437749-24-003657
Filed by CIK 0001197023
Persons authorized to receive notices and communications: Joshua S. Boger, Ph.D., c/o CervoMed Inc., 20 Park Plaza, Suite 424, Boston, Massachusetts (MA), 02116, (617) 744-4400

## Reporting persons
- BOGER JOSHUA S (CIK 0001197023): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,204,143; shared voting power 0; sole dispositive power 2,204,143; shared dispositive power 0; aggregate amount beneficially owned 2,204,143 (20% of the class)
  Comment: (1) The Reporting Person (together with his affiliates and other attribution parties) holds (i) 216,817 shares of common stock, par value $0.001 per share ("Common Stock"), of CervoMed Inc. (the "Issuer") owned directly by the Reporting Person, (ii) 1,600,117 shares of Common Stock held by The Joshua S. Boger 2021 Trust DTD 12/09/2021 (the "JSB 2021 Trust"), of which the Reporting Person is the sole trustee, (iii) 195,748 shares of Common Stock held by The Amy S. Boger 2021 Trust, of which the Reporting Person is the sole trustee, (iv) 955,414 shares of Common Stock underlying Series B Warrants (as defined in Item 3 below) held by the JSB 2021 Trust, (v) 955,414 shares of Common Stock underlying Series C Warrants (as defined in Item 3 below) held by the JSB 2021 Trust, and (vi) 32,000 shares of Common Stock underlying stock options granted to the Reporting Person for service on the Issuer's board of directors. The Series B Warrants and the Series C Warrants each contain a provision (the "Maximum Ownership Limitation") which precludes exercise of the applicable Warrants to the extent that, following exercise, the holder, together with its affiliates and other attribution parties, would own more than 19.99% of the Common Stock outstanding. Accordingly, the securities reported as beneficially owned by the Reporting Person consist of (i) 2,012,682 shares of Common Stock, (ii) 23,541 shares of Common Stock underlying options exercisable within 60 days of June 11, 2026, and (ii) an aggregate of 167,920 shares of Common Stock that may be acquired upon the exercise of Series B Warrants and/or Series C Warrants, as limited by the Maximum Ownership Limitation. The Reporting Person is currently prohibited from exercising the Series B Warrants and/or Series C Warrants to the extent that such exercise would result in its beneficial ownership of more than 2,204,143 shares of Common Stock. The Reporting Person disclaims beneficial ownership of the securities held by the ASB 2021 Trust and the JSB 2021 Trust, except as to his pecuniary interest therein (if any), and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 13 or for any other purpose.
  
  (2) Percentage ownership is based on an aggregate of 11,026,233 shares of Common Stock outstanding based on (i) 9,258,719 shares of Common Stock as of May 6, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 15, 2026, and (ii) 1,767,514 shares of Common Stock issued in the Issuer's private placement completed June 11, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on June 10, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: CervoMed Inc.
Address of issuer's principal executive offices: 20 PARK PLAZA, SUITE 424, BOSTON, Massachusetts (MA), 02116
Comment:
This Amendment No. 2 (this "Amendment") amends and supplements the statement on Schedule 13D (as amended, the "Schedule 13D") filed by Joshua S. Boger (the "Reporting Person") with the Securities and Exchange Commission ("SEC") on February 9, 2024, as amended February 26, 2024, and relates to the common stock, par value $0.001 per share (the "Common Stock"), of CervoMed Inc., a Delaware corporation (the "Issuer").

This Amendment amends Items 3, 5, 6 and 7 as set forth below. Capitalized terms used and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
1. Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Merger Shares & Pre-Funded Warrants

As more fully described in Items 4 and 6 below, on March 30, 2023, the Issuer, Dawn Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer ("Merger Sub"), and EIP Pharma, Inc., a Delaware corporation ("EIP"), entered into an Agreement and Plan of Merger (as amended from time to time, the "Merger Agreement"), pursuant to which, among other things, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, at the effective time of the merger (the "Effective Time"), Merger Sub merged with and into EIP, with EIP continuing as a wholly-owned subsidiary of Issuer and the surviving corporation of the merger (the "Merger"). The closing of the Merger occurred on August 16, 2023 (the "Closing Date") and, at the Effective Time, the Issuer filed an amendment to its certificate of incorporation to change its name from "Diffusion Pharmaceuticals Inc." to "CervoMed Inc."

Pursuant to the terms of the Merger Agreement, effective as of the Closing Date and after giving effect to the Merger exchange ratio of 0.1151 shares of Common Stock for each share of EIP capital stock and a 1-for-1.5 reverse stock split of the Common Stock implemented by the Issuer immediately prior to the Effective Time:

- 823,407 shares of EIP common stock, 694,652 shares of EIP Series A-2 preferred stock, and 365,670 shares of EIP common stock issued upon conversion of EIP convertible notes, in each case, owned directly by the Reporting Person converted into the right to receive, in the aggregate, 216,817 shares of Common Stock.

- 472,303 shares of EIP common stock and 820,000 shares of EIP common stock issued upon conversion of EIP convertible notes, in each case, owned by The Joshua S. Boger 2021 Trust DTD 12/09/2021 (the "JSB 2021 Trust") converted into the right to receive, in the aggregate, 148,744 shares of Common Stock. The Reporting Person is the sole trustee of the JSB 2021 Trust.

- 1,700,680 shares of EIP common stock issued upon conversion of EIP convertible notes owned by The Amy S. Boger 2021 Trust (the "ASB 2021 Trust") converted into the right to receive, in the aggregate, 195,748 shares of Common Stock. The Reporting Person is the sole trustee of the ASB 2021 Trust.

- 3,428,571 shares of EIP Series B preferred stock and 880,689 shares of EIP common stock issued upon conversion of EIP convertible notes, in each case, owned by the JSB 2021 Trust converted into the right to receive a pre-funded warrant to purchase, in the aggregate, 495,995 shares of Common Stock at an exercise price of $0.001 per share (the "Pre-Funded Warrant").

The Pre-Funded Warrant was originally subject to certain limitations with respect to any exercise that would result in the Reporting Person beneficially owning in excess of 9.99% of the outstanding Common Stock after giving effect to such exercise and, accordingly, were excluded from the Reporting Person's beneficial ownership.

On February 26, 2024, the Issuer and the JSB 2021 Trust entered into an amendment (the "Warrant Amendment") to the Pre-Funded Warrant pursuant to which the parties eliminated the beneficial ownership limitation. On February 26, 2024, following the effectiveness of the Warrant Amendment, the Pre-Funded Warrant was exercised in full on a cashless basis. In accordance with the terms of the Pre-Funded Warrant, 36 shares of Common Stock were withheld in lieu of a cash payment of the exercise price and the JSB 2021 Trust was issued the remaining 495,959 shares of Common Stock underlying the Pre-Funded Warrant.

Stock Options

Effective as of February 7, 2024, the Reporting Person was appointed as a member and the non-executive chairperson (the "Chair") of the board of directors of the Issuer (the "Board"). In connection with the Reporting Person's service on the Board and pursuant to the Issuer's non-employee director compensation program and the terms of the Issuer's form of stock option agreement (the "Option Agreement"), the Reporting Person has been granted stock options to purchase, in the aggregate, 32,000 shares of Common Stock, of which 23,541 shares are exercisable within 60 days of June 11, 2026.

2026 Private Placement

On June 11, 2026, the Issuer completed a private placement (the "Private Placement") pursuant to a securities purchase agreement, dated June 9, 2026 (the "Purchase Agreement"), with the JSB 2021 Trust, and certain other accredited investors named therein. Pursuant to the Purchase Agreement, the JSB 2021 Trust purchased an aggregate of 955,414 units (the "Units"), each Unit comprised of (i) one share of the Issuer's Common Stock, (ii) one Series B warrant to purchase one share of Common Stock or a pre-funded warrant to purchase one share of Common Stock (each, a "Series B Warrant"), and (iii) one Series C warrant to purchase one share of Common Stock or a pre-funded warrant to purchase one share of Common Stock (each, a "Series C Warrant", and together with the Series B Warrants, the "Warrants") (the shares of Common Stock issuable upon exercise of the Warrants or any pre-funded warrants, the "Warrant Shares") for a purchase price of $3.14 per Unit. The Series B Warrants have an exercise price equal to $3.32 per Warrant Share or $3.319 per pre-funded warrant, are exercisable immediately, and will expire five years from the issuance date of the Series B Warrant. The Series C Warrants have an exercise price equal to $3.14 per Warrant Share or $3.139 per pre-funded warrant, are exercisable immediately, and will expire one year from the issuance date of the Series C Warrant. Under the terms of the Series B Warrants and the Series C Warrants, the Issuer may not effect the exercise of any portion thereof, and the JSB 2021 Trust will not have the right to exercise any portion thereof, which, upon giving effect to such exercise, would cause the JSB 2021 Trust (together with its affiliates and other attribution parties) to own more than 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. To the extent that exercise of the Series B Warrants or Series C Warrants will result in the JSB 2021 Trust (together with its affiliates and other attribution parties) beneficially owning shares of Common Stock above such ownership limitations, the JSB 2021 Trust may exercise its Series B Warrants or Series C Warrants for pre-funded warrants to purchase shares of Common Stock, which pre-funded warrants will include a substantially similar maximum ownership limitation.

The foregoing descriptions of the Merger Agreement, the Pre-Funded Warrant, the Warrant Amendment, the Option Agreement, the Purchase Agreement, the Series B Warrant, and the Series C Warrant are qualified in their entirety by reference to the full text thereof, copies of which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
2. Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated herein by reference. As of the date of this Schedule 13D, the Reporting Person may be deemed to beneficially own, in the aggregate, 2,204,143 shares of Common Stock, which represents approximately 19.99% of the shares of Common Stock outstanding. The Reporting Person (together with its affiliates and other attribution parties) holds (i) 216,817 shares of Common Stock owned directly by the Reporting Person, (ii) 1,600,117 shares of Common Stock held by the JSB 2021 Trust, (iii) 195,748 shares of Common Stock held by the ASB 2021 Trust, (iv) 955,414 shares of Common Stock underlying Series B Warrants held by the JSB 2021 Trust, (v) 955,414 shares of Common Stock underlying Series C Warrants held by the JSB 2021 Trust, and (vi) 32,000 shares of Common Stock underlying stock options granted to the Reporting Person for service on the Issuer's Board. The Series B Warrants and the Series C Warrants each contain a provision (the "Maximum Ownership Limitation") which precludes exercise of the applicable Warrants to the extent that, following exercise, the holder, together with its affiliates and other attribution parties, would own more than 19.99% of the Common Stock outstanding. Accordingly, the securities reported as beneficially owned by the Reporting Person consist of (i) 2,012,682 shares of Common Stock, (ii) 23,541 shares of Common Stock underlying options exercisable within 60 days of June 11, 2026, and (ii) an aggregate of 167,920 shares of Common Stock that may be acquired upon the exercise of Series B Warrants and/or Series C Warrants, as limited by the Maximum Ownership Limitation. The Reporting Person is currently prohibited from exercising the Series B Warrants and/or Series C Warrants to the extent that such exercise would result in its beneficial ownership of more than 2,204,143 shares of Common Stock.

The Reporting Person disclaims beneficial ownership of the securities held by the ASB 2021 Trust and the JSB 2021 Trust, except as to his pecuniary interest therein (if any), and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 13 or for any other purpose.

The foregoing beneficial ownership is based on an aggregate of 11,026,233 shares of Common Stock outstanding based on (i) 9,258,719 shares of Common Stock as of May 6, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 15, 2026, and (ii) 1,767,514 shares of Common Stock issued in the Issuer's private placement completed June 11, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on June 10, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated herein by reference. As of the date of this Schedule 13D, the Reporting Person may be deemed to beneficially own, in the aggregate, 2,204,143 shares of Common Stock, which represents approximately 19.99% of the shares of Common Stock outstanding. The Reporting Person (together with its affiliates and other attribution parties) holds (i) 216,817 shares of Common Stock owned directly by the Reporting Person, (ii) 1,600,117 shares of Common Stock held by the JSB 2021 Trust, (iii) 195,748 shares of Common Stock held by the ASB 2021 Trust, (iv) 955,414 shares of Common Stock underlying Series B Warrants held by the JSB 2021 Trust, (v) 955,414 shares of Common Stock underlying Series C Warrants held by the JSB 2021 Trust, and (vi) 32,000 shares of Common Stock underlying stock options granted to the Reporting Person for service on the Issuer's Board. The Series B Warrants and the Series C Warrants each contain a provision (the "Maximum Ownership Limitation") which precludes exercise of the applicable Warrants to the extent that, following exercise, the holder, together with its affiliates and other attribution parties, would own more than 19.99% of the Common Stock outstanding. Accordingly, the securities reported as beneficially owned by the Reporting Person consist of (i) 2,012,682 shares of Common Stock, (ii) 23,541 shares of Common Stock underlying options exercisable within 60 days of June 11, 2026, and (ii) an aggregate of 167,920 shares of Common Stock that may be acquired upon the exercise of Series B Warrants and/or Series C Warrants, as limited by the Maximum Ownership Limitation. The Reporting Person is currently prohibited from exercising the Series B Warrants and/or Series C Warrants to the extent that such exercise would result in its beneficial ownership of more than 2,204,143 shares of Common Stock.

The Reporting Person disclaims beneficial ownership of the securities held by the ASB 2021 Trust and the JSB 2021 Trust, except as to his pecuniary interest therein (if any), and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 13 or for any other purpose.

The foregoing beneficial ownership is based on an aggregate of 11,026,233 shares of Common Stock outstanding based on (i) 9,258,719 shares of Common Stock as of May 6, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 15, 2026, and (ii) 1,767,514 shares of Common Stock issued in the Issuer's private placement completed June 11, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on June 10, 2026.
Transactions in the class effected during the past sixty days: The response to Item 3 is incorporated by reference herein. The Reporting Person was involved in (i) the Merger as a security holder of EIP, (ii) the Warrant Amendment and subsequent exercise as sole trustee of the JSB 2021 Trust, (iii) the granting of an option pursuant to the Issuer's non-employee director compensation program on June 8, 2026 as a non-employee director of the Issuer, and (iv) the transactions contemplated by the Purchase Agreement as sole trustee of the JSB 2021 Trust. Except as set forth in this Schedule 13D, no transactions in the shares of Common Stock have been effected by the Reporting Person within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in this Schedule 13D, to the knowledge of the Reporting Person, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
3. Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The response to Item 3 relating to the Option Agreement, the Purchase Agreement, the Series B Warrant, and the Series C Warrant is incorporated by reference herein. In addition, in connection with the Purchase Agreement, the Reporting Person entered into a customary lock-up agreement, pursuant to which the Reporting Person has agreed not to, except in limited circumstances, transfer, grant an option with respect to, sell, exchange, pledge or otherwise dispose of, or encumber any shares of the Common Stock for a period of time following the Private Placement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
4. Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

1. Agreement and Plan of Merger, dated as of March 30, 2023, by and among Diffusion Pharmaceuticals Inc., Dawn Merger Sub, Inc. and EIP Pharma, Inc. (Incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the SEC on March 30, 2023).
https://www.sec.gov/Archives/edgar/data/1053691/000143774923008519/ex_494918.htm

2. Form of Pre-Funded Warrant (Incorporated by reference to Exhibit 4.3 to the Issuer's Current Report on Form 8-K filed with the SEC on August 17, 2023).
https://www.sec.gov/Archives/edgar/data/1053691/000143774923024064/ex_562003.htm

3. Amendment to Pre-Funded Warrant, dated as February 26, 2024, by and between CervoMed Inc. and The Joshua S. Boger 2021 Trust DTD 12/09/2021 (Incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed with the SEC on February 27, 2024).
https://www.sec.gov/Archives/edgar/data/1053691/000143774924005900/ex_632210.htm

4. Form of Stock Option Award Agreement (Incorporated by reference to Exhibit 10.10 to the Issuer's Current Report on Form 10-K filed with the SEC on March 13, 2026).
https://www.sec.gov/Archives/edgar/data/1053691/000143774926008259/ex_932189.htm

5. Form of Securities Purchase Agreement, dated June 9, 2026, by and between CervoMed Inc. and each of the investors party thereto (Incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on June 10, 2026).
https://www.sec.gov/Archives/edgar/data/1053691/000143774926020080/ex_974988.htm

6. Form of Series B Warrant (Incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on June 10, 2026).
https://www.sec.gov/Archives/edgar/data/1053691/000143774926020080/ex_974986.htm

7. Form of Series C Warrant (Incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on June 10, 2026).
https://www.sec.gov/Archives/edgar/data/1053691/000143774926020080/ex_974987.htm

## Signatures
- BOGER JOSHUA S: /s/ William R. Elder, William R. Elder, Attorney-in-Fact for the Reporting Person (06/15/2026)